Exhibit 99.1

Bragg’s ORYX Gaming Welcomes Blue Guru Games as New RGS Partner

Toronto, February 7, 2022 - ORYX Gaming, a Bragg Gaming Group company (NASDAQ: BRAG, TSX: BRAG), has partnered with hotly anticipated Blue Guru Games to release numerous exclusive titles from the innovative studio.

The deal will see the fledgling studio create fresh and unique content primarily for European iGaming markets as part of ORYX’s Blue Horn distribution program and the initial title, Nemean Lion, will be available to ORYX’s full operator network.

Founded by a group of industry veterans, Blue Guru aims to weave together stories from history, mythology, and esoteric traditions to bring fascinating, intelligent and engaging games into the world.

Blue Guru joins a roster of studio partners developing games through ORYX’s Blue Horn program, which offers operators hassle-free access to exclusive content with a single contract and one direct integration.

Doug Fallon, Group Director of Content at Bragg, said: “Blue Guru has assembled a strong team of talent and their approach to game design aligns incredibly well with our portfolio approach. The Blue Guru games mix several unique designs with a great artistic storyline cumulating into products that are very complementary to our own games in development.

“We are always looking for partners that add value and bring something new to the market. We have high expectations for our partnership with Blue Guru and we are eager to introduce them to our European and American operator partners.”

Andrew Braithwaite, CEO, Blue Guru Games, said: “Since we announced our presence last year we have received fantastic feedback and interest in our content and this deal with ORYX is an important step as we set out on our journey to deliver exclusive and unique games that tell a story while being hugely entertaining. We are very excited about this partnership and can’t wait to launch our first title with ORYX’s Blue Horn program.”

ENDS

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a growing global gaming technology and content group and owner of leading B2B companies in the iGaming industry. Since its inception in 2018, Bragg has grown to include operations across Europe, North America and Latin America and is expanding into an international force within the global online gaming market.

Through its wholly-owned subsidiary ORYX Gaming, Bragg delivers proprietary, exclusive and aggregated casino content via its in-house remote games server (RGS) and ORYX Hub distribution platform. ORYX offers a full turnkey iGaming solution, including its Player Account Management (PAM) platform, as well as managed operational and marketing services.

Nevada-based Wild Streak Gaming is Bragg's wholly-owned premium US gaming content studio. Wild Streak has a popular portfolio of casino games that are offered across land-based, online and social casino operators in global markets including the U.S. and U.K.

In May 2021, Bragg announced its planned acquisition of Nevada-based Spin Games, B2B gaming technology and content provider currently servicing the U.S. market. Spin holds licenses in key iGaming-regulated U.S. states and supplies Tier 1 operators in the region.

Find out more.

For Bragg Gaming Group, contact:

Yaniv Spielberg

CSO

Bragg Gaming Group

info@bragg.games

Or

Joseph Jaffoni, Richard Land, James Leahy

JCIR

212-835-8500 or bragg@jcir.com

For Bragg Gaming Group media enquiries or interview requests, contact:

Giles Potter

CMO

Bragg Gaming Group

press@bragg.games

About Blue Guru Games

Blue Guru was formed by a group of friends and industry stalwarts in 2021. The team includes a former Gaming Director, Heads of Casino and Studio heads from Tier 1 operators as well as strong experience from the distribution side.

Currently they have teams in Europe, UK, Australia and Asia with the capacity to create high quality content at high volume.

The aim of the studio is to create a range of games with diverse themes and mechanics for multiple markets which align with the ethos of the brand. Blue Guru's games are a mixture of mythological, historical and esoteric themes with a touch of psychedelic fun thrown into the pot now and again.

The team will be releasing games for the European, American and Asian markets.

For more info contact us on

info@bluegurugames.com or contact Liam Mulvaney directly on liam.mulvaney@blueugurugames.com